EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2016	2015	2014	2013	2012
EARNINGS
Pretax income	$441,277	$327,946	$325,707	$292,709	$283,006
Add: Distributed income from affiliates	10,231	8,131	9,809	13,631	9,329
Add: Fixed charges	81,195	83,614	81,806	88,704	91,690
Add: Amortization of capitalized interest	3,297	3,244	3,449	2,677	2,450

Total Earnings	536,000	422,935	420,771	397,721	386,475
Less: Capitalized interest	(3,250)	(2,571)	(3,248)	(5,946)	(4,056)

Adjusted Earnings	$532,750	$420,364	$417,523	$391,775	$382,419

FIXED CHARGES
Interest expense	$54,170	$56,973	$55,140	$59,913	$64,114
Capitalized interest	3,250	2,571	3,248	5,946	4,056
Portion of rents representative of the interest factor	23,775	24,070	23,418	22,845	23,520

Total Fixed Charges	$81,195	$83,614	$81,806	$88,704	$91,690

Ratio of Earnings to Fixed Charges	6.56	5.03	5.10	4.42	4.17